Exhibit 12

ECOLAB INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	Six Months Ended
	June 30		Year Ended December 31
	2017	2016	2016	2015	2014	2013	2012
Earnings
Pre-tax income from continuing operations before income or loss from equity investees	$690.2	$652.6	$1,650.4	$1,317.7	$1,698.4	$1,298.3	$1,012.6

Fixed charges, as computed below	167.1	177.2	359.1	327.4	347.0	343.5	346.6

Total earnings including fixed charges	$857.3	$829.8	$2,009.5	$1,645.1	$2,045.4	$1,641.8	$1,359.2

Fixed Charges
Interest expense and amortization of debt premiums and discounts related to indebtedness	$130.3	$140.4	$285.4	$253.7	$268.0	$272.8	$285.6
Appropriate portion (1/3) of rentals representative of the interest factor	36.8	36.8	73.7	73.7	79.0	70.7	61.0

Total fixed charges	$167.1	$177.2	$359.1	$327.4	$347.0	$343.5	$346.6

Ratio of earnings to fixed charges	5.13	4.68	5.60	5.03	5.89	4.78	3.92